William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

September 20, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Gladstone Capital Corporation

Preliminary Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Gladstone Capital Corporation, a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 31, 2023 (File No. 814-00237 and Accession No. 0001193125-23-226374), in a telephone call on September 11, 2023 between Kimberly Browning of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Company’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1.   We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. In addition, where a comment is made with respect to disclosure in one location, it may be applicable to other places in the proxy statement.

Response: The Company acknowledges the Staff’s comment.

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United States Securities and Exchange

Commission

September 20, 2023

2.        The Staff notes that a preliminary proxy statement relating to a similar proposal was filed by Gladstone Investment Corporation (“GAIN”) on August 31, 2023. Please confirm supplementally that the Company’s proxy statement and that of GAIN are materially the same, except for (1) matters relating to the respective states of incorporation, (2) the applicable loan servicing arrangements of the Company and GAIN and (3) the incentive fees payable under the applicable investment advisory agreement of the Company and GAIN.

Response: The Company confirms that the Company’s proxy statement and that of GAIN are materially the same other than (1) the names of the registrants, (2) matters related to the respective dates and states of incorporation, (3) matters related to the dates of the respective annual stockholder meetings, (4) directors and officers, (5) fee waivers granted by the Adviser to the Company, (6) the terms and rates of the fees payable under the applicable investment advisory agreements, (7) the applicable loan servicing arrangements of the Company and GAIN and (8) beneficial ownership of shares.

3.        The preliminary Proxy Statement notes that the Special Meeting of Stockholders (the “Meeting”) will be held in a virtual format.

(a)       Please confirm that the Company has reviewed the Staff’s guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” and that the Meeting will be held in accordance with the requirements of such guidance.

Response: The Company confirms that it has reviewed, and that the Meeting will be held in accordance with, the requirements of the above-referenced guidance.

(b)       Please confirm that the Meeting will be held in compliance with applicable state law and the Company’s governing documents.

Response: The Company confirms that a virtual stockholder meeting is consistent with Maryland corporate law and the Company’s governing documents. In particular, under Section 2-502.1 of the Maryland General Corporation Law, unless restricted by the charter or bylaws of the corporation (and the Company’s charter and bylaws do not contain any such restriction), a corporation may allow stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can read or hear the proceedings of the meeting at substantially the same time. The statute further provides that participation in a meeting by the means authorized by the statute constitutes presence in-person at the meeting.

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(c)       Please confirm whether the Company contemplates any material changes to a stockholder’s experience at the proposed virtual stockholder meeting when compared to a stockholder’s experience at an in-person stockholder meeting.

Response: The Company notes that it has been conducting its stockholder meetings virtually since 2018 and, in its experience, virtual meetings have not materially impacted a stockholder’s meeting experience. The Company further confirms that it does not contemplate any material changes to a stockholder’s virtual meeting experience at the Meeting when compared to a stockholder’s in-person meeting experience. For example, stockholders will still have an opportunity to ask questions and make statements to the extent such questions or statements relate to the business of the Meeting.

(d)       Please consider providing a technical assistance phone number for stockholders to call in the event of a day of meeting problem.

Response: The Company acknowledges the Staff’s request and will consider making such a number available.

4.        Please confirm that Item 22(c)(6) of Schedule 14A is not applicable or revise the disclosure accordingly.

Response: The Company respectfully submits that the preliminary Proxy Statement complies with the requirements of Item 22(c)(6) of Schedule 14A by disclosing that David Gladstone, a director of the Company, is the sole indirect owner of the Adviser (as detailed in the response to Comment #19 below) and providing the aggregate dollar amount paid to the Adviser pursuant to the Original Advisory Agreement for the last fiscal year. In the interests of providing robust disclosure to investors, the Company also will add disclosure to the Proxy Statement regarding amounts paid to the Administrator pursuant to the Administration Agreement consistent with the proxy statements for the Company’s annual stockholder meetings.

5.        We understand that the Adviser will bear the cost of solicitation of proxies. Please confirm that (1) the Adviser will pay both Alliance’s fees for distribution and collection of proxies and the pass-through charges and (2) any fees or expenses paid by the Adviser in connection with solicitation of proxies will be paid out of the Adviser’s own legitimate profits and will not be subject to recoupment.

Response: The Company confirms that (1) the Adviser will pay both Alliance’s fees for distribution and collection of proxies and the pass-through charges and (2) any fees or expenses paid by the Adviser in connection with solicitation of proxies will be paid out of the Adviser’s

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own legitimate profits and will not be subject to recoupment. The Company will revise its disclosure to clarify both items.

6.        Please clarify how David Gladstone “indirectly” owns and controls the Adviser.

Response: The Adviser is a wholly owned subsidiary of The Gladstone Companies, Inc., which is in turn a wholly owned subsidiary of The Gladstone Companies, Ltd., which is in turn wholly owned by Mr. Gladstone. The Company will add disclosure describing this ownership structure in response to Comment #19.

7.        Pursuant to Rule 14a-6(e) under the Securities Exchange Act of 1934, as amended, all copies of preliminary proxy statements and forms of proxy filed pursuant to Rule 14a-6(a) are required to be clearly marked as “Preliminary Copies.” Please confirm that you will mark such proxy statements and forms of proxy as “Preliminary Copies” in future filings made pursuant to Rule 14a-6(a).

Response: The Company acknowledges the Staff’s comment and will mark future preliminary proxy materials accordingly.

8.        Please consider adding the disclosure regarding the Board’s determination that the New Advisory Agreement was in the best interests of the Company and its stockholders to the stockholder letter and the “Questions and Answers About This Proxy Material and Voting” section of the Proxy Statement.

Response: As requested, the Company will add disclosure regarding the Board’s determination that the New Advisory Agreement was in the best interests of the Company and its stockholders to the stockholder letter and the “Questions and Answers About This Proxy Material and Voting” section of the Proxy Statement.

9.        Please confirm that Item 22(a)(3)(iv) of Schedule 14A is not applicable or revise the disclosure accordingly.

Response: The Company confirms that Item 22(a)(3)(iv) of Schedule 14A is not applicable.

10.       We note the disclosure that “There are no changes to the terms of the Original Advisory Agreement in the New Advisory Agreement, including the fee structure and services to be provided.”

(a)       Please revise the disclosure to clarify that the dates will change between the agreements.

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Commission

September 20, 2023

Response: As requested, the Company will revise the disclosure in the Proxy Statement to clarify that the date and term of the agreement will change between the Original Advisory Agreement and the New Advisory Agreement.

(b)       Please confirm that there are no other material changes to the terms of the advisory agreement.

Response: The Company confirms that there are no other material changes to the terms of the advisory agreement between the Original Advisory Agreement and the New Advisory Agreement.

(c)       Please add similar disclosure to the stockholder letter and the “Questions and Answers About This Proxy Material and Voting” section of the Proxy Statement.

Response: As requested, the Company will add disclosure regarding there being no material changes between the Original Advisory Agreement and the New Advisory Agreement other than the date and term of the agreement to the stockholder letter and the “Questions and Answers About This Proxy Material and Voting” section of the Proxy Statement.

(d)       Please expand upon the disclosure regarding there being no changes to the fee structure by disclosing whether any other fees or expenses paid by the Company are expected to change as a result of entry into the New Advisory Agreement.

Response: As requested, the Company will add disclosure to note that, in addition to there being no changes to the fee structure, no other fees or expenses paid by the Company are expected to change as a result of entry into the New Advisory Agreement.

(e)       Please disclose whether any changes will occur to the Company’s principal investment objective, investment strategies, fundamental policies or risk profile as a result of the entry into the Voting Trust Agreement or the New Advisory Agreement.

Response: As requested, the Company will add disclosure that there will be no changes to the Company’s principal investment objective, investment strategies, fundamental policies or risk profile as a result of the entry into the Voting Trust Agreement or the New Advisory Agreement.

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Commission

September 20, 2023

(f)       Please confirm that the disclosure regarding the New Advisory Agreement complies with Item 22(c)(8) of Schedule 14A or revise the disclosure accordingly.

Response: The Company confirms that the disclosure regarding the New Advisory Agreement complies with the requirements of Item 22(c)(8) of Schedule 14A.

11.        The Staff notes the use of anticipatory language throughout the Proxy Statement in connection with the change of control of the Adviser and the entry into the New Advisory Agreement. Please advise whether there is any scenario under which the change of control would not transpire or under which the Company and the Adviser would not enter into the New Advisory Agreement after receiving stockholder approval and revise the disclosure as necessary to remove anticipatory language (except where such language is used in connection with the continued relationship of the Adviser and certain personnel).

Response: The Company does not foresee any scenario in which the change of control would not transpire or under which the Company and the Adviser would not enter into the New Advisory Agreement after receiving stockholder approval. However, any statement regarding the change of control or entry into the New Advisory Agreement is a forward-looking statement and not a statement of historical fact. As such and to account for potential scenarios that are currently unknown to or unforeseen by the Company and the Adviser and to be consistent with the Company’s treatment of forward-looking statements in other disclosures, the Company respectfully declines to remove the anticipatory language when discussing the change of control and entry into the New Advisory Agreement.

12.        The Staff notes the lack of definitive timing regarding when the change of control will occur.

(a)       Please revise the disclosure to provide a definitive time for when the change of control will occur and the New Advisory Agreement will be entered into and describe such definitive time consistently throughout the disclosure.

Response: The Company respectfully declines to revise the disclosure as requested. The Board believes that it is in the best interests of the Company to allow Mr. Gladstone the flexibility to engage in succession planning as he deems appropriate, provided the change of control occurs within five years of entry into the Voting Trust Agreement. The Company will revise the disclosure to state that entry into the New Advisory Agreement will not take place until the Effective Date.

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Commission

September 20, 2023

(b)   Please supplementally explain why the Company is seeking approval for the New Advisory Agreement at this time rather than seeking approval at the time of the change of control (and entering into an interim advisory agreement at such time, if needed).

Response: The Company respectfully submits that the proposal is the result of a series of extensive discussions between the Company’s independent directors and Mr. Gladstone regarding succession planning at the Adviser and the mutual desire to seek to ensure the seamless continuity of services provided to the Company in the event of the death of Mr. Gladstone without the necessity of reliance upon Rule 15a-4 under the 1940 Act (and the uncertainty that stockholder approval of an investment advisory agreement under Section 15(a) could be achieved within 150 days). Given the anticipated time and cost required to convene a special in-person meeting of the Board, prepare a proxy statement for a new investment advisory agreement, engage in the comment process with the Staff and complete a proxy solicitation effort targeted at the Company’s predominantly retail stockholder base (i.e., a large number of stockholders with relatively small holdings), the independent directors, Mr. Gladstone and management of the Company all expressed concern that the 150-day period set forth in Rule 15a-4 might prove insufficient to garner stockholder approval of a new investment advisory agreement in the event of Mr. Gladstone’s untimely death. As the Staff is aware, if the Board either does not adopt an interim contract, or fails to obtain all required approvals for an investment advisory contract within the 150-day period, the Board must either manage the Company itself or hire individuals to manage the Company, which would be very difficult to do and would cause harm to the Company and its stockholders on account of the loss of services provided by the Adviser—the very harm that Rule 15a-4 was designed to prevent.1 If this were to occur, the Company would be forced to become an internally managed business development company. The Company believes this process would cause significant distraction, is likely to disrupt the business and operations of the Company and could be detrimental to the value of the Company’s common stock. In addition, absent a waiver, the automatic termination of the Original Advisory Agreement upon Mr. Gladstone’s death would likely lead to an event of default under the Company’s financing arrangements, causing amounts outstanding under one or more of the Company’s then-existing financial arrangements to be immediately due and payable, which would further exacerbate disruptions to the Company’s business. The Board believes the proposal takes into account all circumstances and is ultimately the best course of action for the Company and its stockholders.

[1]	We note that, while others have sought no-action relief in such circumstances, doing so would also require significant time and cost and create uncertainty for stockholders.

United States Securities and Exchange

Commission

September 20, 2023

(c)       Please provide a legal analysis for seeking stockholder approval now for an event that may occur several years after such approval is received. Such analysis should include compliance with Section 15(a) of the 1940 Act and whether stockholders will have sufficiently current information at the time of the vote on the proposal.

Response: The Company respectfully submits that Section 15(a) of the 1940 Act provides, among other things, that the contract pursuant to which an investment adviser serves as the investment adviser to a business development company must have been approved by the vote of a majority of the outstanding voting securities of such business development company. There are no requirements in Section 15 of the 1940 Act or the applicable rules thereunder, and the Company is not aware of any Commission or Staff guidance, that establish a timeline pursuant to which entry into the investment advisory agreement must take place within a specified period following receipt of such stockholder approval. Moreover, the Company respectfully submits that the applicable requirements of Item 22(c) of Schedule 14A are satisfied in the Proxy Statement (i.e., references to information as of the prior fiscal year are intended to refer to the fiscal year completed immediately prior to mailing of the proxy, not the fiscal year immediately prior to entry into the investment advisory agreement).2 The Company further notes that, under applicable state law, stockholder approval is not negated due to the passage of time (i.e., there are no requirements that stockholder approval becomes null and void if the approved action is not completed within a specified period of time).

This, of course, is not to suggest that stockholders are without remedies. A majority of the outstanding voting securities (i.e., the same threshold as required to approve a new investment advisory agreement) can vote at any time to terminate an investment advisory agreement, without the payment of any penalty, on not more than 60 days’ written notice. This construct was designed to provide stockholders of registered investment companies and business development companies the ongoing ability to terminate an investment adviser, notwithstanding prior stockholder approval of the investment advisory agreement. Thus, were performance of the Adviser to deteriorate, whether at any point prior to (or after) execution of the New Advisory Agreement, or if there were other reasons for which stockholders might desire to terminate the New Advisory Agreement, they will be able to do so in accordance with the requirements of the 1940 Act.

We believe our understanding of the requirements of Section 15(a) is consistent with general industry practice. For example, we are aware of instances where stockholder approval of a new

[2]	We note that instruction 2 to Item 22(c)(6) will not be applicable in this instance because the proposed transaction does not involve the purchase or sale of assets.

United States Securities and Exchange

Commission

September 20, 2023

investment advisory agreement has been obtained more than 15 months before a change of control of the investment adviser is effected.3 Similarly, we are aware of many instances in which the initial approval by the sole stockholder of an investment advisory agreement took place well in advance of the actual registration of the fund as an investment company under the 1940 Act (or the election of such fund to be regulated as a business development company).4

(d)       Please provide a legal analysis for the date of the change of control being the Effective Date rather than the date the parties enter into the Voting Trust Agreement.

Response: The Company will revise the disclosure to state that entry into the New Advisory Agreement will not take place until the Effective Date.

13.        Please provide a legal analysis regarding compliance with Section 15(f) of the 1940 Act in connection with entry into the Voting Trust Agreement and the New Advisory Agreement.

Response: The Company respectfully submits that Section 15(f) of the 1940 Act is not applicable to entry into the Voting Trust Agreement and the New Advisory Agreement, as Section 15(f) applies only to assignments that occur “in connection with a sale of securities of, or a sale of any other interest in, such investment adviser” (emphasis added). The 1940 Act defines a “sale” as “every contract of sale or disposition of, attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value” (emphasis added). As Mr. Gladstone will not receive any value in connection with the entry into the Voting Trust Agreement, no sale will occur within the meaning of Section 15(f) and the transaction is therefore not subject to Section 15(f) of the 1940 Act.

14.        Please file a copy of the Voting Trust Agreement.

Response: The Company respectfully declines to file a copy of the Voting Trust Agreement. The terms of such agreement that are material to the Company and its stockholders are described

[3]

For example, Garrison Capital Inc. obtained stockholder approval of a new investment advisory agreement at a stockholders’ meeting held on May 1, 2015 but did not enter into such investment advisory agreement until August 5, 2016.

[4]

We further note that once approved in accordance with Section 15 of the 1940 Act, such approval is effective for the entire duration of an investment advisory agreement (i.e., there is no requirement to seek re-approval of such agreement, assuming the commercial terms remain unchanged).

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in the Proxy Statement, which is the only requirement of Schedule 14A with respect to such agreement.

15.        With respect to the disclosure under “Recommendation of the Board”:

(a)       Disclose the source(s) of the information considered by the Board and advise whether the Board sought information beyond that provided by the Adviser.

Response: As required under Section 15(c) of the 1940 Act and consistent with past practice (including in connection with the annual renewal of the Original Advisory Agreement), the independent directors requested and evaluated such information as they reasonably believed necessary to evaluate the terms of the New Advisory Agreement. As disclosed on page 13 of the Proxy Statement, the independent directors requested that the Adviser provide detailed information to be able to take into consideration (i) the nature, extent and quality of the advisory and other services provided by the Adviser under the Original Advisory Agreement; (ii) historical performance of the Company; (iii) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives; (iv) the Company’s projected operating expenses and expense ratio compared to business development companies with similar investment objectives; (v) any existing and potential sources of indirect income to the Adviser or the Administrator from their relationships with the Company and the profitability of those relationships; (vi) information about the services to be performed and the personnel performing such services under the Original Advisory Agreement; (vii) the organizational capability and financial condition of the Adviser and its affiliates; (viii) the Adviser’s practices regarding the selection and compensation of brokers that may execute the Company’s portfolio transactions and the brokers’ provision of brokerage and research services to the Adviser; (ix) the possibility of obtaining similar services from other third party service providers or through an internally managed structure; and (x) other factors the Board deemed to be relevant. In responding to the requests of the independent directors, the Adviser provided various information and data, such as data regarding fees and expenses paid by the Company’s peers, that was compiled from publicly available information or contained reference to certain third-party data, in each case consistent with industry practice. The independent directors did not believe it necessary to make any additional requests for information—that is, in addition to the foregoing—from the Adviser or any third parties in connection with evaluating the terms of the New Advisory Agreement.

(b)        Please advise whether the Board considered the use of separate independent legal counsel in connection with its consideration of the proposal.

Response: Although not required by applicable law, the independent directors have typically retained independent legal counsel to advise them in connection with the annual renewal of the

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Original Advisory Agreement, including in connection with the July 2023 renewal of the Original Advisory Agreement, and intend to continue to engage such counsel in connection with ongoing reviews of the New Advisory Agreement. Because the Original Advisory Agreement was recently renewed and the fee rates are not changing in connection with the potential entry into the New Advisory Agreement, the independent directors determined not to engage independent legal counsel in connection with consideration of the New Advisory Agreement. However, the independent directors did request extensive information from the Adviser focused on the potential transaction, including descriptions of the Voting Trust Agreement and the transaction, any changes to personnel of the Adviser or the services to be provided to the Company and the party that would bear costs incurred in connection with the transaction, and were provided multiple opportunities to discuss the responses and any questions in advance of the meeting to approve the New Advisory Agreement. The responses also were discussed during the meeting to approve the New Advisory Agreement, during which the Adviser responded to questions of the independent directors.

(c)       Please advise whether the Board considered engagement of a different investment adviser or the fee structure as part of its consideration of the proposal.

Response: The Company respectfully submits that the Board did not consider engagement of a different investment adviser as part of its consideration of the proposal. As noted above in the response to Comment #12(b), the proposal to approve the New Advisory Agreement is the result of a series of extensive discussions between the Company’s independent directors and Mr. Gladstone regarding succession planning at the Adviser and the mutual desire to seek to ensure the seamless continuity of services provided to the Company. The Company also respectfully notes that no such consideration was required under applicable law in connection with the proposal.

The Board reviewed and considered the fees payable to the Adviser under the New Advisory Agreement and, as disclosed on page 14 of the preliminary Proxy Statement, concluded that they were fair and reasonable in relation to the services to be provided.

16.        At the bottom of page 14, under the heading “Historical Performance,” the disclosure notes that “The Board considered that the Adviser has demonstrated a strong track record of funding portfolio companies….” Please clarify what is meant by this statement.

Response: The Company will revise the disclosure to eliminate references to the track record of funding portfolio companies and instead focus on the historical performance of the Company.

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17.        Please disclose whether the Board considered any scenarios adverse to the proposal.

Response: The Company respectfully submits that the proposal was the result of a series of extensive discussions between the Company’s independent directors and Mr. Gladstone regarding the necessity of succession planning at the Adviser and the mutual desire to allow for continuity of the provision of services to the Company in the event of the death of Mr. Gladstone without necessity of reliance upon Rule 15a-4 (and the uncertainty that stockholder approval of an investment advisory agreement under Section 15(a) could be achieved within 150 days). The Board did not otherwise consider any scenarios adverse to the proposal.

18.        Please confirm that the Proxy Statement contains disclosure responsive to Item 22(c)(10) of Schedule 14A or revise the disclosure accordingly.

Response: The Company respectfully submits that Item 22(c)(10) is not applicable. The only other Fund (as defined in Item 22 of Schedule 14A) for which the Adviser serves as investment adviser is GAIN. However, GAIN seeks to achieve its investment objective (1) by having significantly more of its portfolio invested in equity securities (with a target of 25% versus 10% for the Company) and (2) focusing on buyouts and other recapitalizations (a focus that the Company does not share). As such, the Company does not believe that the two Funds have sufficiently similar investment objectives to require disclosure under Item 22(c)(10) of Schedule 14A.

19.        Please confirm that Item 22(c)(3) of Schedule 14A is not applicable or revise the disclosure accordingly.

Response: As requested, the Company will revise its disclosure under the heading “Proposal 1 Approval of the New Advisory Agreement – Background” to include information about The Gladstone Companies, Inc., which is the sole parent company of the Adviser, and The Gladstone Companies, Ltd., which is the sole parent company of The Gladstone Companies, Inc., and the entities through which Mr. Gladstone indirectly holds 100% of the voting and economic interests in the Adviser.

20.        The Staff notes the following disclosure under “Other Matters” in the preliminary Proxy Statement: “Such request must set forth a good faith representation that the requesting party was a beneficial owner of our common stock on September [•], 2023.” Please confirm that such disclosure complies with the requirements of Item 22(a)(3)(iii) or revise the disclosure accordingly.

United States Securities and Exchange

Commission

September 20, 2023

Response: The Company will revise the disclosure to remove reference to the record date. With such revision, the Company confirms that such disclosure complies with the requirements of Item 22(a)(3)(iii) of Schedule 14A.

21.    Under the heading “Questions and Answers About This Proxy Material and Voting—What is the quorum requirement?”, please delete the sentence stating that “Broker non-votes will not be treated as shares present for quorum purposes.” and replace it with “If a broker or other recordholder attempts to give us any proxy authority with respect to uninstructed shares, we will not consider those shares present for quorum or any other purposes.”

Response: The Company will revise the disclosure as requested.

22.    Please advise whether the Company has opted out of the Maryland Control Share Acquisition Act and, if so, where such opt out was made.

Response: The Company confirms that it opted out of the Maryland Control Share Acquisition Act in the third amendment to the Company’s bylaws, which was filed with the Commission as an exhibit to a Current Report on Form 8-K on June 10, 2011.

* * * * * * *

United States Securities and Exchange

Commission

September 20, 2023

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	David Gladstone, Gladstone Capital Corporation

Michael LiCalsi, Gladstone Capital Corporation

Nicole Schaltenbrand, Gladstone Capital Corporation

Erin M. Lett, Kirkland & Ellis LLP